Exhibit 99.1

TD Bank Group President and CEO Ed Clark to Retire;
Board Chooses Bharat Masrani as Successor in 2014

TORONTO, April 3, 2013 /CNW/ - TD Bank Group President and Chief Executive Officer Ed Clark today announced his intention to retire as CEO effective November 1, 2014 at age 67, after 12 years as CEO.  He will remain a Director until TD's 2015 Annual Meeting.

In line with TD Bank Group's succession plan, the Board of Directors announced that Bharat Masrani, Group Head U.S. Personal and Commercial Banking, TD Bank Group and President and CEO, TD Bank, America's Most Convenient Bank®, will become Chief Operating Officer, TD Bank Group reporting to Mr. Clark effective July 1, 2013. The Board also announced its intention that Mr. Masrani, age 56, will become Group President and Chief Executive Officer, TD Bank Group on November 1, 2014.

"Ed's stellar leadership has driven unprecedented growth and success at TD. This success continues to benefit shareholders, as TD's compound annual total shareholder return has been 14.5 percent to date under Ed's tenure as CEO. Ed brings great passion for customers, employees and the TD brand and we salute him for building an award winning North American customer brand and creating an extraordinary and inclusive place to work," said Brian Levitt, chairman of TD's Board of Directors. "As we look to the future, the Board is confident that Bharat's leadership, breadth of experience and global business insight will serve him well. His proven track record of performance at TD Bank, America's Most Convenient Bank, and as Chief Risk Officer and in our Wealth, Corporate and Commercial banking businesses, will further drive TD's momentum."

"I am delighted that the Board has chosen Bharat as my successor.  Years ago the Board made a commitment to delivering a seamless and well planned CEO transition. Bharat brings a continuity of strategy, culture and values shared by the entire Board and Senior Executive Team," said Clark.  "Under his leadership, TD will continue to meet the needs of our 22 million customers and remain an employer of choice for our more than 85,000 employees.  With Bharat as CEO and a deep bench of talent on the Senior Executive Team, I am extremely confident in the future of TD."

"I'm honoured to be entrusted by the Board as the custodian of this great institution and global brand," said Masrani. "Ed is an outstanding leader, mentor and friend. Our management team is strong and, together, we will remain focused on investing in and growing our businesses."

On July 1, 2013 Mike Pedersen, Group Head Wealth Management, Insurance and Corporate Shared Services will become Group Head U.S. Banking, TD Bank Group and President and Chief Executive Officer at TD Bank, America's Most Convenient Bank and will relocate to Cherry Hill, NJ.  He will continue to report to Mr. Clark until November 1, 2014. Mr. Pedersen joined TD in 2007 from a global bank based in the United Kingdom and has extensive international experience in banking, wealth management and corporate shared services.  Under his leadership, the Wealth and Insurance segment delivered record earnings in 2012.

Tim Hockey, currently Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD Bank Group and President & CEO TD Canada Trust, will add TD Wealth Management to his portfolio of responsibilities in July 2013.  This includes the global Direct Investing, Advisory and Canadian Asset Management businesses.  Throughout his career at TD, Mr. Hockey has demonstrated a strong track record of driving growth across a range of traditional and emerging businesses. The addition of Wealth Management will ensure further integration of the wealth and banking offerings for customers and clients and builds on the award-winning customer service tradition of TD Canada Trust.  Mr. Hockey will continue to report to Mr. Clark until November 1, 2014.

Bios and photos of Ed Clark, Bharat Masrani, Mike Pedersen and Tim Hockey are available upon request.

Investor information and call
A brief investor call will be held at 8:00 a.m. ET. The call will feature remarks by TD executives and will be followed by a question-and-answer period.  A listen-only telephone line is available at 1-877-974-0446 (toll free).

Replay of the call will be available from 10 a.m. ET on April 3, 2013, until May 3, 2013 by calling 1-416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4611884, followed by the pound key.

This release contains forward looking statements. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. By their very nature, these statements are subject to inherent risks and uncertainties, general and specific. Such risks and uncertainties may be beyond TD's control and may cause actual results to differ from the expectations expressed in the forward-looking statements. Certain risk factors are discussed in TD's 2012 Annual Report, as updated in TD's First Quarter 2013 Report to Shareholders.  TD does not undertake to update any forward-looking statements except as required under applicable securities legislation.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 9 million online customers. TD had CDN$818 billion in assets on January 31, 2013. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Image with caption: "TD's Present and Future CEOs Bharat Masrani (left) will succeed Ed Clark (right) as Group President and CEO of TD Bank Group in November 2014. (CNW Group/TD Bank Group)". Image available at: http://photos.newswire.ca/images/download/20130403_C2129_PHOTO_EN_25079.jpg

SOURCE: TD Bank Group

For further information:

Stephen Hewitt, Media Relations, TD Bank Group, (647) 201-2153 stephen.hewitt@td.com

Rudy Sankovic, Investor Relations, TD Bank Group, (416) 308-9030